SOLAR NIGHT INDUSTRIES, INC.
4124 N. Broadway
Saint Louis, MO 63147
(877) 826-1991

May 3, 2007

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Registration Statement on Form SB-2 (the “Company”)
Initially Filed January 18, 2007
File No. 333-140070

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form SB-2 filed initially with the Commission on January 18, 2007 (File No. 333-140070) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the Commission.

Thank you for your assistance in this matter.

Solar Night Industries, Inc.

By:	/s/ Jason Loyet
Jason Loyet Chief Executive Officer and President